Exhibit 4.2

Execution Version

RESTRUCTURING AGREEMENT

THIS RESTRUCTURING AGREEMENT (“Restructuring Agreement”) entered into as of this 20th day of July, 2009, by and between CENTRAL ILLINOIS LIGHT COMPANY (“CILCO”), an Illinois corporation, and MGP INGREDIENTS, INC. (“MGP”), f/k/a Midwest Grain Products, Inc., a Kansas corporation.

RECITALS

A.            CILCO’s predecessor-in-interest, Cilcorp Development Services, Inc., and MGP entered into a Steam Heat Service Agreement dated December 16, 1993 (“Steam Agreement”).

B.            CILCO and MGP entered into a Gas Service Agreement dated September 1, 2006 (“Gas Agreement”, and together with the Steam Agreement, the “Supply Agreements”).

C.            MGP agreed to pay CILCO, under CILCO’s tariffs, for electric and natural gas delivery service (“Delivery Service”).

C.            MGP is in default under both Supply Agreements as a result of its failure to make payments required thereunder, and has failed to pay for Delivery Service.

D.            The parties desire to agree upon a payment schedule with regard to amounts owed under the Supply Agreements and pursuant to the Delivery Service and provide for the termination of the Steam Agreement.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.             Payment.  The parties agree that as of June 30, 2009, MGP owes CILCO $5,283,028.41 under the Steam Agreement, $6,076,773.26 under the Gas Agreement and $254,395.52 for Delivery Service (collectively, the “Balance Due”).  Although MGP is in default under the Supply Agreements and Delivery Service and the Balance Due is immediately due and payable, CILCO has agreed to not declare a default, and to accept payment of the Balance Due in accordance with a payment schedule reflected in the Note delivered by MGP contemporaneously with the execution of this Restructuring Agreement (“Note”), which Note provides for the payment in full of the Balance Due, plus interest, over an 20-month period.  MGP agrees to keep current with respect to any amounts which become due under the Gas Agreement or pursuant to the Delivery Service after June 30, 2009.

2.             Security.

(a)           As security for the Note, MGP shall execute on the date hereof an Assignment of Income Tax Refunds and Proceeds (“Assignment”) pursuant to which MGP assigns all of its rights, title and interest in and to certain income tax refunds and proceeds identified in the Assignment (“Refund”).  In addition, MGP agrees to execute any additional documents which are necessary in order to direct the Internal Revenue Service to pay the Refund directly to CILCO.

(b)           As additional security for the Note, within thirty (30) days after the date of this Agreement, MGP shall execute and deliver and shall use its best efforts to cause any third parties to execute and deliver to CILCO any and all documentation reasonably requested by CILCO in order to grant to CILCO a mortgage, security agreement and assignment of rents (the “Mortgage”), insurable by a title insurance company, in all of the real property, including but not limited to the buildings and other improvements thereon, on the 51.333 acre site located at 1301 South Front Street, Pekin, Illinois 61554, which Mortgage shall be subordinate only to the interest held by Exchange National Bank & Trust Co. in the maximum amount of Two Million Eight Hundred Thousand Dollars ($2,800,000.00).

3.             Termination of the Steam Agreement.  With respect to the Steam Agreement, the parties agree as follows:

(a)           The Steam Agreement shall terminate effective as of June 30, 2009.

(b)           Should MGP elect to reopen its grain processing plant located on South Front Street in Pekin, Illinois (“MGP Plant”), the parties will negotiate regarding the terms of a new steam agreement (“New Agreement”).  Among other things, any New Agreement shall provide (i) that MGP is responsible for all costs relating to the start-up of the Boiler Plant (as defined in the Steam Agreement) and its ongoing staffing requirements, and (ii) for a new schedule of charges reflective of the increased costs and expenses involved in operating and maintaining the Boiler Plant.  Neither party shall be liable to the other for a failure to execute a New Agreement, and a failure to execute a New Agreement shall not affect MGP’s obligations under the Note, the Assignment or the Real Estate Documents.

4.             Miscellaneous.

(a)           Notices.  All notices and other communications required hereunder shall be in writing and shall be deemed given if delivered personally, mailed by registered or certified mail, return receipt requested, or sent by telecopy with receipt confirmed by telephone, to the parties at the following addresses or to such other addresses as a party may from time to time notify the other parties.

(i)	If to CILCO, to:

Central Illinois Light Company
300 Liberty Street
Peoria, Illinois 61602
Attention: Stan E. Ogden , Vice President
Telecopy: 309-677-5016

with a copy to:

Daniel J. Godar
Armstrong Teasdale LLP
One Metropolitan Square
Suite 2600
St. Louis, MO 63102-2740
Telecopy: 314-612-2249

(ii)	If to MGP Ingredients, Inc., to:

Tim Newkirk
President
MGP Ingredients, Inc.
100 Commercial Plaza
Atchison, Ks. 66002

with a copy to:

Carl W. Struby
Lathrop & Gage LLP
2345 Grand Blvd
Suite 2800

Kansas City, Missouri 64108

(b)           Assignment.  This Restructuring Agreement shall not be assignable by any party without the prior written consent of all other parties hereto.  Subject to the foregoing, this Restructuring Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors in interest and assigns.

(c)           Waiver.  The failure of a party to insist upon strict adherence to any term of this Restructuring Agreement on any occasion shall not be considered a waiver thereof or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Restructuring Agreement.

(d)           Entire Agreement; Amendment.  This Restructuring Agreement shall supersede any and all existing agreements between the parties hereto and relating to the subject matter hereof and may not be amended except by a written agreement signed by all parties hereto.

(e)           Governing Law.  This Restructuring Agreement shall be governed by and construed in accordance with the internal laws, and not the laws of conflicts of laws, of the State of Illinois.

(f)            Heading.  Section headings are used herein for convenience of reference only and shall not affect the meaning of any provision of this Restructuring Agreement.

(g)           Severability.  If any provision of this Restructuring Agreement is invalid or unenforceable, the balance of this Restructuring Agreement shall remain in effect to the extent that the remaining provisions are not affected by such invalidity or unenforceability.

(h)           Further Assurances.  The parties hereto shall each take as promptly as possible all such action as may be necessary or appropriate in order to effectuate the transactions contemplated hereunder, subject to the terms explicitly set out herein.

(i)            Counterparts.  This Restructuring Agreement may be executed in one or more counterparts each of which shall be deemed an original but all of which taken together shall constitute one and the same agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have caused this Restructuring Agreement to be executed by their duly authorized representatives as of the date set forth above.

CENTRAL ILLINOIS LIGHT COMPANY

By:	/s/ Stan E. Ogden
Name:	Stan E. Ogden
Title:	Vice President

MGP INGREDIENTS, INC.

By:	/s/ Timothy W. Newkirk
Name:	Timothy W. Newkirk
Title:	President & CEO